CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE QUARTER ENDED FEBRUARY 28, 2011

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED FEBRUARY 28, 2011

The following Management’s Discussion & Analysis (“MD&A”) is prepared in accordance with National Instrument 51-102F1, and should be read in conjunction with the unaudited interim consolidated financial statements and related notes for the quarter ended February 28, 2011.  These documents, along with additional information about the Company, including the Annual Information Form, are available at www.sedar.com.

This MD&A contains certain forward-looking statements, which relate to future events or the Company’s future performance that include terms such as “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall” and similar terms.  These statements involve known and unknown risks, uncertainties and other factors that are beyond the Company’s control, which may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  The Company believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon.  These statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A.

The Company’s operating results for the three months ended February 28, 2011 is compared to the operating results for the three months ended February 28, 2010.

NON-GAAP FINANCIAL MEASUREMENTS

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and adjusted net (loss) income, both of which are non-GAAP financial metrics, are used in this Management’s Discussion & Analysis.  These non-GAAP financial measurements do not have any standardized meaning as prescribed by Canadian or US GAAP, and is therefore unlikely to be comparable to similar measures presented by other issuers.  Management uses EBITDA metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates the effects of financing and accounting decisions.  Management uses adjusted net (loss) income metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates non-cash revenues and expenses as well as certain non-recurring items.  Certain investors, analysts and others utilize these non-GAAP financial metrics in assessing the Company’s financial performance.  These non-GAAP financial measurements have not been presented as an alternative to net income or any other financial measure of performance prescribed by Canadian or US GAAP.

Date of Report – April 12, 2011

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED FEBRUARY 28, 2011

NATURE OF BUSINESS

CIBT Education Group Inc. (the “Company”) is an educational, investment, and marketing organization headquartered in Vancouver, British Columbia, Canada.  The Company’s current business operations include education and media communications.  The Company currently has four principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”), KGIC Language College Corp. (“KGIC”), and IRIX Design Group Inc. (“IRIX”).  The Company’s education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC and KGIC in Canada.  CIBT’s educational operations are based in Asia, and SSDC’s and KGIC’s educational operations are based in Canada.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada with representatives in Hong Kong and the United States.

OVERALL PERFORMANCE

For the three months ended February 28, 2011, revenues totaled $13,092,663 compared to $10,856,392 for the comparable period last year, an increase of 21%.  For the six months ended February 28, 2011 revenues totaled 26,446,364 compared to $22,542,252 for the same period last year, an increase of 17%.

The Company’s revenues net of direct costs resulted in 65% margin during the three months ended February 28, 2011 compared to a 66% margin during the three month period ended February 28, 2010.  CIBT’s revenues net of direct costs averaged a 53% margin compared to a 48% margin during the quarter ended February 28, 2010.  SSDC’s revenues net of direct costs averaged a 67% margin during the quarter ended February 28, 2011 compared to a 70% margin during the quarter ended February 28, 2010.  IRIX’s revenues net of direct costs averaged a 65% margin during the three months ended February 28, 2011 compared to a 59% margin during the same period ended February 28, 2010.  KGIC’s revenues net of direct costs averaged a 65% margin during the three months ended February 28, 2011.

General and administrative expenses for the quarter ended February 28, 2011 was $9,105,279 compared to $6,605,115 for the quarter ended February 28, 2010, an increase of 38%.  The increase to general and administrative expenses is primarily due to the addition of KGIC’s administrative expenses after the acquisition in March 2010.  Refer to the “General and Administrative Expenses” discussion below for an analysis of various expense items.

The Company generated a net loss of $994,942 for the quarter ended February 28, 2011 compared to a net income of $1,845,190 for the same period last year.  The Company’s EBITDA was a $766,489 loss for the three month period ended February 28, 2011 compared to $363,420 income for same period last year.

The Company generated a net loss of $1,396,137 for the six month period ending February 28, 2011 compared to a net income of $2,035,316 for the same period last year.  The Company’s EBITDA for the six month period ended February 28, 2011 was a loss of $1,100,026 compared to a positive EBITDA of $1,141,147 income for the same period last year.  Additional expenses were primarily related to the re-organization and streamlining of operations between Sprott-Shaw and KGIC in Canada.  Over the past two quarters, the competition in the overseas education sector in China has increased and government unemployment re-training in Canada has established new guidelines which impacted Sprott-Shaw’s enrollment.  New programs have been developed to accommodate the policy changes.   Refer to the “Results of Operations” discussion below for a broken down analysis of each subsidiary.

The following reconciles the net (loss) income to EBITDA:

	Three Months Ended February 28, 2011	Three Months Ended February 28, 2010	Six Months Ended February 28, 2011	Six Months Ended February 28, 2010

Net (loss) income	$(994,942)	$1,845,190	$(1,396,137)	$2,035,316

Add: interest on long-term debt	33,135	10,624	73,792	24,510
Add: income tax (recovery) provision	(200,821)	(1,824,406)	(569,028)	(1,573,387)
Add: depreciation and amortization	396,139	332,012	791,347	654,708

EBITDA	$(766,489)	$363,420	$(1,100,026)	$1,141,147

As of February 28, 2011 the Company had a consolidated cash balance was $7,234,987 compared to $12,017,032 of the same period last year.  The decreased cash as at February 28, 2011 is mainly caused by payments to educational partners, considerations for the achieved earn-out milestone to former SSDC owners, and the earning of deferred revenue during the period, which reflects the normal business operating cycle of the Company’s educational business.  The acquisition of KGIC by cash and increased accounts receivable also contributed to additional cash usage.  The Company had a working capital deficit of $3,470,435 as at February 28, 2011 compared to a working capital deficit of $2,472,062 as at November 30, 2010, which is expected for the second quarter based on the Company’s operating cycle.

The following details various items and the effects on cash during the quarter ended February 28, 2011:

	3 Months Ended February 28, 2011	6 Months Ended February 28, 2011

Net loss	$(994,942)	$(1,396,137)

Add: total non-cash items such as amortization, stock-based compensation and non-controlling interests	319,155	458,351
Changes in working capital accounts (adjusted for the effects of non-cash changes and unrealized foreign exchange changes):
Accounts receivable	840,772	(2,318,045)
Prepaid expenses	(71,874)	137,618
Inventory	(122,532)	(91,480)
Accounts payable and accrued liabilities	(1,237,082)	(1,034,946)
Income taxes payable	(12,299)	(14,280)
Deferred revenues	(2,199,010)	1,205,966
Add: advances from related parties	143,701	105,093
Deduct: purchase of property and equipment	(250,547)	(332,906)
Deduct: acquisition of net assets of business entities, net of cash acquired	-	(50,000)
Deduct: non-controlling interest draws	(150,000)	(350,000)
Deduct: lease obligation repayments	(66,338)	(86,635)
Deduct: loan principal repayments	(102,039)	(254,029)
Deduct: deferred offering costs	(50,268)	(171,820)
Deduct: effects of exchange rate changes on cash	(6,560)	(83,598)

Decrease in cash for the period ended February 28, 2011	$(3,959,863)	$(4,276,848)

The changes in working capital accounts reflect the normal business operating cycle of the Company’s educational business and the education business sector.  In the education sector, a major portion of enrollments occur in September.  Therefore a substantial amount of the Company’s tuition fee revenues are collected in the month of September of each year, but are deferred and recognized as revenues earned as the courses and programs are delivered throughout the September to June academic year.

As the academic year progresses, certain working capital accounts will decrease to reflect the revenue earning process.  Accounts receivable (especially in SSDC’s operations) will decrease and be converted into cash as tuition fees are collected from students and government contracts.  Accounts payable will decrease as cash is used to pay trade suppliers and educational partners.  Prepaid expenses will decrease as prepaid teaching costs to CIBT’s educational partners are amortized and recognized as direct educational costs during the revenue recognition process.  Unique to the educational business sector are deferred revenues since tuition fees are collected in advance of courses and programs being delivered.  When the tuition fees were collected in September, the Company’s cash balance increased and the deferred revenue balance also increased.  Deferred revenues represent a liability to the Company to deliver the courses and programs over the academic year or period since cash was collected for services to be rendered.  As the courses and programs are delivered, the tuition fee revenues are earned by the Company and the deferred revenue balance decreases as it is recognized as revenues during the period.  The reduction in the deferred revenue balance is a reduction in the liability to the Company to deliver the courses and programs, and the reduction is in effect a use of cash to decrease the Company’s liabilities.

KGIC’s business operating cycle is typically the reverse of CIBT and SSDC with summer season as the busiest season for the year due to the significant increase in summer camp programs.  Since these summer camp programs run from June to August, tuition fees collected in June increase the Company’s cash and deferred revenues balances during that month.

As mentioned, the changes in the Company’s working capital accounts during the three months ended February 28, 2011 reflects the industry’s business operating cycle.  In particular, changes to the deferred revenues working capital account reflect the seasonal nature of the Company’s education business and the revenue recognition process.  During the three months ended November 30, 2010, deferred revenues provided a source of cash to the Company in the net amount of $3,404,976 as tuition fees were collected during that period.  During the three months ended February 28, 2011, the deferred revenues were being recognized as revenues earned with a corresponding reduction in liability to the Company and, in effect, a use of cash in the amount of $2,199,010 to reduce the liability.  The accounts receivable working capital account decreased by $840,772 for the three months ended February 28, 2011 which represented a source of cash flow to the Company from the collection of receivables during the period.  The accounts payable working capital account decreased by $1,237,082 for the three months ended February 28, 2011 which represented a use of cash by the Company to pay trade creditors and educational partners.

SUMMARY OF QUARTERLY RESULTS

Selected Financial Information	Three Months Ended February 28, 2011 (Second Quarter)	Three Months Ended November 30, 2010 (First Quarter)	Three Months Ended August 31, 2010 (Fourth Quarter)	Three Months Ended May 31, 2010 (Third Quarter)

Total revenues	$13,092,663	$13,353,701	$20,130,656	$13,281,944

Net income (loss)	$(994,942)	$(401,195)	$(653,320)	$(799,626)

Income (loss) per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Selected Financial Information	Three Months Ended February 28, 2010 (Second Quarter)	Three Months Ended November 30, 2009 (First Quarter)	Three Months Ended August 31, 2009 (Fourth Quarter)	Three Months Ended May 31, 2009 (Third Quarter)

Total revenues	$10,856,392	$11,685,860	$12,789,067	$11,374,623

Net income (loss)	$1,845,190	$190,126	$(186,270)	$129,420

Income (loss) per share	$0.03	$0.00	$(0.00)	$0.00

RESULTS OF OPERATIONS

The following table compares selected financial information for the three months ended February 28, 2011 to the three months ended February 28, 2010 and the six months ended February 28, 2011 to the six months ended February 28, 2010.

Selected Financial Information	Three Months Ended February 28, 2011	Three Months Ended February 28, 2010 (Excludes KGIC) *	Six Months Ended February 28, 2011	Six Months Ended February 28, 2010 (Excludes KGIC) *

Total revenues	$13,092,663	$10,856,392	$26,446,364	$22,542,252

Educational revenues – CIBT	$1,222,265	$1,936,821	$2,539,155	$4,250,712
Educational revenues net of direct costs – CIBT	$644,118	$930,391	$1,329,138	$2,205,299

Educational revenues – SSDC	$6,956,460	$8,529,277	$14,187,575	$17,607,023
Educational revenues net of direct costs – SSDC	$4,634,079	$5,961,706	$9,299,173	$12,344,246

Educational revenues – KGIC *	$4,425,913	NA *	$8,831,800	NA *
Educational revenues net of direct costs – KGIC *	$2,867,665	NA *	$5,565,274	NA *

Design and advertising revenues – IRIX	$488,025	$390,294	$887,834	$684,517
Design and advertising revenues net of direct costs – IRIX	$317,109	$228,972	$521,901	$416,962

General and administrative expenses	$9,105,279	$6,605,115	$17,593,987	$13,255,192

Amortization	$396,139	$332,012	$791,347	$654,708

Stock-based compensation	$3,205	$70,164	$4,879	$172,270

Foreign exchange loss	$13,971	$14,813	$20,628	$96,765

Income tax (recovery) provision – net	$(200,821)	$(1,824,406)	$(569,028)	$(1,573,387)

Non-controlling interests	$120,059	$72,303	$230,671	$300,137

Net (loss) income	$(994,942)	$1,845,190	$(1,396,137)	$2,035,316

(Loss) earnings per share	$(0.01)	$0.03	$(0.02)	$0.03

Total assets	$53,059,666	$52,633,885	$53,059,666	$52,633,885

Long-term liabilities	$359,656	$2,322,906	$359,656	$2,322,906

* KGIC was acquired on March 15, 2010; the comparative periods do not include the revenues and expenses of KGIC’s operations.

CIBT

Revenues for CIBT during the three months ended February 28, 2011 were $1,222,265 compared to $1,936,821 for the three months ended February 28, 2010, a decrease of 37%.  Revenues for the six months ended February 28, 2011 were $2,539,155 compared to $4,250,712 for the same period last year, a decrease of 40%.  Revenues net of direct costs increased to an average margin of 53% during the three months ended February 28, 2011 compared to a 48% margin during the three month period ended February 28, 2010.  Revenues net of direct cost for the six months ended February 28, 2011 remained flat compared to the same period last year at 52%.

The CIBT student population was 2,286 as at February 28, 2011 compared to 2,536 as at February 28, 2010, a decrease of 10%.  Revenue per student averaged $535 for the three months ended February 28, 2011 compared to an average of $766 per student for the three months ended February 28, 2010, a decrease of 30%.  The decreased student population, and revenues per student are mainly due to the increased competition for overseas study programs, which has affected most businesses entering into the market.  In addition, the MBA program that was in operations for the six months ended February 28, 2010 completed its train-out process, with no operations in the six months ended February 28, 2011.  As a result, CIBT is undergoing a change in direction.  CIBT is developing a network of Global Learning Centers by partnering with reputable schools across China.  The Global Learning Center (“GLC”) platform utilizes industry proven video conferencing technology to connect CIBT’s Canadian content and teachers with Global Learning Centers across China.  The technology allows one studio to connect with multiple classrooms simultaneously in a live and interactive environment, combining the scalability and delivery of online learning with the benefits of classroom interaction.  CIBT will be focusing its efforts on its core competencies of developing western educational content and delivering that content overseas.  CIBT’s partner institutions will be providing the classroom facilities, local infrastructure and support to connect to CIBT’s Studio broadcasts.  Western teachers from CIBT will be delivering western content via CIBT Studios interacting in real time with students from CIBT partner’s GLC classrooms, adding a Western element to traditional Chinese schools. CIBT personnel are allocating considerable time to the roll out of the global learning platform.  This activity did not produce additional revenues over the three month period ending February 28, 2011, but is expected to generate financial results in future quarters.  CIBT plans to launch classes for the GLC platform starting Q3 2011.  Certain development costs for these new initiatives were expensed out in the past three quarters with long term financial return expected in future quarters.

CIBT generated a net loss of $109,184 for the three month period ended February 28, 2011 compared to a net income of $172,624 for the three month period ended February 28, 2010.  The earnings for the six months ended February 28, 2011 and the six months ended February 28, 2010 were a net loss of $316,765 and a net income of $78,223 respectively.  CIBT’s EBITDA was $3,737 for the three month period ended February 28, 2011 compared to $318,170 income for the three month period ended February 28, 2010.  The EBITDA for the six months ended February 28, 2011 and the six months ended February 28, 2010 were a loss of $99,373 and an income of $377,999 respectively.  CIBT’s EBITDA for the three months and six months ended February 28, 2011 was lower than the same period last year due to the increased competition in the Chinese education market and the decreased MBA program revenues.

The following reconciles the net loss to EBITDA:

	Three Months Ended February 28, 2011	Three Months Ended February 28, 2010	Six Months Ended February 28, 2011	Six Months Ended February 28, 2010

Net income (loss)	$(109,184)	$172,624	$(316,765)	$78,223

Add: income tax (recovery) provision	211	14,205	(928)	47,024
Add: depreciation and amortization	112,710	131,341	218,320	252,752

EBITDA	$3,737	$318,170	$(99,373)	$377,999

SSDC

Revenues for SSDC during the three months ended February 28, 2011 were $6,956,460 compared to $8,529,277 for the three months ended February 28, 2010, a decrease of 18%.  For the six months ended February 28, 2011 revenues were $14,187,575 compared to 17,607,023 for the six months ended February 28, 2010, a decrease of 19%.  Revenues net of direct costs averaged a 67% margin during the three months ended February 28, 2011 compared to a 70% margin during the three month period ended February 28, 2010.  Revenues net of direct costs averaged 66% for the six months ended February 28, 2011 compared to 70% for the six months ended February 28, 2010.

The SSDC student population was 2,119 as at February 28, 2011 compared to 2,127 as at February 28, 2010.  Revenue per student averaged $3,283 for the three months ended February 28, 2011 compared to an average of $4,010 per student for the three months ended February 28, 2010, a decrease of 18%.  The rebound of the economy in Canada has resulted in a decrease in the unemployment rate over the previous year, decreasing the number of unemployed students seeking retraining for better career prospects.  Government spending on unemployment re-training shifted last year towards shorter programs and was restricted to a smaller amount of subsidy.  As the policy changed, approximately $3.5 million of SSDC’s portfolio of $5 million in government funded programs was affected.   Since late 2010 SSDC has been actively re-designing its affected programs to adapt the new policies.  New government contract proposals have been submitted and SSDC will be pursuing some of these new requests for tenders.

SSDC generated a net income of $90,056 before inter-corporate interest and management fee charges of $714,840 for the three month period ended February 28, 2011 compared to a net income of $1,049,667 before inter-corporate interest and management fee charges of $803,137 for the three month period ended February 28, 2010.  For the six months ended February 28, 2011 SSDC generated a net income of $936,542 before inter-corporate charges compared to a net income of $2,504,814 before inter-corporate charges for the same period last year.   SSDC’s EBITDA was $310,469 for the three month period ended February 28, 2011 compared to $1,340,150 for the three month period ended February 28, 2010.  For the six months ended February 28, 2011 the EBITDA was $1,027,502 compared to $3,206,490 for the same period last year.  The decrease in EBITDA is attributed to the decrease in revenues and tightening of margins.  Refer to the discussion on “General and Administrative Expenses” below for further analysis.

The following reconciles the net income to EBITDA:

	Three Months Ended February 28, 2011	Three Months Ended February 28, 2010	Six Months Ended February 28, 2011	Six Months Ended February 28, 2010

Net income before inter-corporate charges	$90,056	$1,049,667	$936,542	$2,504,814

Add: interest on long-term debt	33,135	10,624	73,792	24,510
Add: income tax provision (recovery)	-	100,700	(367,068)	318,900
Add: depreciation and amortization	187,278	179,159	384,236	358,266

EBITDA	$310,469	$1,340,150	$1,027,502	$3,206,490

KGIC

KGIC is based in Vancouver, with eight branches in Canada and six overseas training center/branch offices.  KGIC consists of two operating arms, King George International Language College and King George International Business College.  The King George International Business College (“KGIBC”) is a registered member of the Private Career Training Institutions Agency of British Columbia.

Revenues for KGIC for the three months ended February 28, 2011 were $4,425,913 and revenues for the six months ended February 28, 2011 were $8,831,800.  Revenues net of direct costs averaged a 65% margin for the three months ended February 28, 2011 and for the six months ended February 28, 2011 revenues net of direct costs averaged a 63% margin.  KGIC generated a net loss of $167,998 before inter-corporate charges of $132,987 for the three months ended February 28, 2011 and for the six months ended February 28, 2011 KGIC generated a net loss of 322,798 before inter-corporate charges of 263,546.  KGIC’s EBITDA was a $95,831 loss for the three months ended February 28, 2011 and for the six months ended February 28, 2011 EBITDA was a 179,514 loss.

Contrary to enrollment trends of CIBT and SSDC, KGIC’s peak seasons are July to August as compared to peak seasons of September to December for CIBT and SSDC.  Since the acquisition on March 15, 2010 revenues for KGIC have increased slightly over 40% through the synergistic relationship with the Company.  KGIC is also undertaking a number of consolidation efforts to decrease its operating cost and improve its operational efficiency.  These reorganization measures have included staff reduction, elimination of campus locations, combination of administration and accounting functions between SSDC and KGIC, and referral of students and graduates between CIBT, SSDC and KGIC.  The benefits of these reorganization measures will appear in future quarters.

The following reconciles the net loss to EBITDA:

	Three Months Ended February 28, 2011	Six Months Ended February 28, 2011

Net loss before inter-corporate charges	$(167,998)	$(322,798)

Add: depreciation and amortization	72,167	143,284

EBITDA	$(95,831)	$(179,514)

KGIC Acquisition Milestone Considerations

Under the terms of the agreement for the acquisition of KGIC, the Company has agreed to pay a maximum of $3,917,810 of further consideration, which will be paid and recognized upon the achievement of the following net revenue and EBITDA milestones by the KGIC business:

(a)
up to $958,905 in cash if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(b)
up to $958,905 in value of the Company’s shares if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(c)
up to $1,000,000 in cash if the net revenue of the KGIC Business exceeds $18,200,000 and the EBITDA of the KGIC Business exceeds $2,000,000 for the period March 1, 2011 to February 29, 2012, such amount to be calculated according to a formula which is based upon the excess; and

(d)
up to $1,000,000 in cash if the net revenue of the KGIC Business exceeds $23,000,000 and the EBITDA of the KGIC Business exceeds $3,450,000 for the period March 1, 2012 to February 28, 2013, such amount to be calculated according to a formula which is based upon the excess.

Milestones (a) and (b) relate to the period starting March 16, 2010 and ending February 28, 2011, during which revenues and EBITDA totaled a respective $19,133,907 and $306,710.  Although revenue achievements for milestones (a) and (b) were met, the EBITDA requirements were not, and therefore the Company will not pay further consideration relating to milestones (a) and (b).  The likelihood of future payments for milestones (c) and (d) are subject to various risks, uncertainties and other factors which cannot be forecasted at today’s date.

The following reconciles the net income to EBITDA:

Period starting March 16, 2010 to February 28, 2011

Net income before inter-corporate charges	$29,111

Add: income tax provision (recovery)	6,392
Add: depreciation and amortization	271,207

EBITDA	$306,710

IRIX

Revenues for IRIX during the three months ended February 28, 2011 were $488,025 compared to $390,294 for the three months ended February 28, 2010, an increase of 25%.  For the six months ended February 28, 2011 revenues for IRIX were $887,834 compared to $684,517 for the same period last year, an increase of 30%.  The majority of IRIX’s clients are in the real estate sector in western Canada.  As such, IRIX’s revenues grew with the growing activity in the real estate sector in western Canada over the six month period ended February 28, 2011.  Revenues net of direct costs averaged a 65% margin during the three months ended February 28, 2011 compared to a 59% margin during the three month period ended February 28, 2010.  Revenues net of direct costs averaged 59% in the six months ended February 28, 2011 compared to 61% in the six months ended February 28, 2010.

IRIX generated a net income of $103,950 before inter-corporate income of $8,865 for the three month period ended February 28, 2011 compared to a net income of $21,842 before inter-corporate income of $7,196 for the three month period ended February 28, 2010.  For the six months ended February 28, 2011 net income before inter-corporate income for IRIX was $93,465 compared to $10,686 for the same period last year.  IRIX’s EBITDA was $111,017 for the three month period ended February 28, 2011 compared to $27,956 for the three month period ended February 28, 2010.  For the six months ended February 28, 2011 EBITDA was $947,723 compared to $23,580 for the same period last year.

The following reconciles the net loss to the EBITDA:

	Three Months Ended February 28, 2011	Three Months Ended February 28, 2010	Six Months Ended February 28, 2011	Six Months Ended February 28, 2010

Net loss before inter-corporate charges	$103,950	$21,842	$93,465	$10,686

Add: depreciation and amortization	7,067	6,114	13,258	12,894

EBITDA	$111,017	$27,956	$106,723	$23,580

General and Administrative Expenses

The following table compares selected financial information for the three months ended February 28, 2011 to the three months ended February 28, 2010.  The selected general and administrative expenses are for the total consolidated group (Corporate, CIBT, SSDC, KGIC and IRIX).  The acquisition of KGIC was completed on March 15, 2010, therefore, expenses from KGIC’s operations were not included in any of the 2010 comparative periods.

Selected Financial Information	Three Months Ended February 28, 2011	Three Months Ended February 28, 2010 (Excludes KGIC)	Six Months Ended February 28, 2011	Six Months Ended February 28, 2010 (Excludes KGIC)

Advertising and agent commission	$2,531,964	$1,397,859	$5,011,164	$3,081,892

Consulting and management fees	$557,589	$320,472	$1,018,813	$615,019

Professional fees	$498,782	$562,573	$771,435	$1,193,757

Rentals and leases	$1,540,988	$722,396	$3,065,054	$1,448,346

Salaries and benefits	$2,607,158	$2,412,289	$5,219,344	$4,793,022

Advertising and agent commission costs for the quarter ended February 28, 2011 amounted to $2,531,964 compared to $1,397,859 for the quarter ended February 28, 2010, an increase of $1,134,105 or 81%.  For the six months ended February 28, 2011, advertising and agent commission costs were $5,011,164 compared to $3,081,892 for the same period last year, an increase of $1,929,272 or 62%.  A major portion of the increase is attributed to the acquisition of KGIC, which adds $1,141,706 to the advertising and agent commission expense in the quarter ended February 28, 2011 and $2,177,353 to the advertising and agent commission over the six months ended February 28, 2011.  KGIC recruits most of its students through a global network of agents and pays out agent commissions.  SSDC’s advertising costs were $1,338,420 in the quarter ended February 28, 2011 ($1,306,864 in the quarter ended February 28, 2010, an increase of $31,556 or 2%) and $2,484,760 in the six months ended February 28, 2011 ($2,696,168 in the six months ended February 28, 2010, a decrease of $211,408 or 8%).  CIBT accounted for $51,838 in advertising costs for the quarter ended February 28, 2011 ($90,995 in the quarter ended February 28, 2010, a decrease of $39,157 or 43%) and $348,312 in the six months ended February 28, 2011 ($385,023 in the six months ended February 28, 2011, a decrease of $36,711 or 10%).  CIBT has lowered its advertising costs for second quarter of 2011 because the vast majority of CIBT’s enrollment occurs in the first quarter.

Consulting and management fees totaled $557,589 for the three month period ended February 28, 2011 as compared to $320,472 for the three month period ended February 28, 2010, an increase of $237,117 or 74%.  For the six months ended February 28, 2011, consulting and management fees were $1,018,813 compared to $615,019 for the same period last year, an increase of $403,794 or 66%.  A portion of the increase is due to the acquisition of KGIC, which contributed $159,909 of consulting fees in the quarter ended February 28, 2011 and $269,701 in the six months ending February 28, 2011.  Consulting and management fees from the corporate head office increased $73,407 in the three months ended February 28, 2011 and $113,098 in the six months ended February 28, 2011 due to the heightened use of consultants for corporate finance activity.

Professional fees totaled $498,782 for the quarter ended February 28, 2011 compared to $562,573 for the quarter ended February 28, 2010, a decrease of $63,791 or 11%.  For the six months ended February 28, 2011, professional fees were $771,435 compared to $1,193,757 for the same period last year, a decrease of $422,322 or 35%.  The decrease in professional fees was a result of the elimination of non recurring expenses in the six months ended February 28, 2010 such as sox consultants and additional audit fees associated with the change in auditors, which resulted in both auditors having to provide consent for several regulatory filings in the six months ended February 28, 2010.

Rental and leases totaled $1,540,988 for the quarter ended February 28, 2011 compared to $722,396 for the same period last year, an increase of 818,592 of 113%.  For the six months ended February 28, 2011, rental and leases totaled $3,065,054 compared to $1,448,346 for the same period last year, an increase of $1,616,708 or 112%.  The KGIC acquisition added $739,243 in rent for the quarter ended February 28, 2011 and $1,536,655 in the six months ended February 28, 2010 and fluctuations in triple net costs accounted for the remainder of the increase.  Within the six months ended February 28, 2011 operations within a SSDC campus relocated into a KGIC campus.  Cost synergies related to the relocation are expected to be realized in Q1 2012 and periods thereafter.

Personnel costs for the three months ended February 28, 2011 amounted to $2,607,158 compared to $2,412,289 for the three months ended February 28, 2010, an increase of $194,869 or 8%.  The personnel costs for the quarter ended February 28, 2011 attributed to CIBT were $285,254 compared to $279,350 in the same period last year, an increase of $5,904 or 2%.  For the six months ended February 28, 2011, personnel costs were 600,970 compared to 677,623 for the same period last year.  The decreased personnel cost in CIBT’s was a result of the streamlining the operations.  Personnel costs for SSDC were $1,474,763 in the quarter ended February 28, 2011 compared to $1,849,393 in the same period last year, a decrease of $374,630 or 20%.  For the six months ended February 28, 2011, personnel costs were $2,925,823 compared to $3,540,805 for the same period last year.  The decrease in personnel costs for SSDC is attributable to the lower student population, thereby reducing teaching hours, as well as a reduction in pay to management.  Personnel costs for IRIX were $166,205 compared to $162,823 in the same period last year, an increase of $3,382 or 2%.  For the six months ended February 28, 2011, personnel costs were $337,570 compared to $321,476 for the same period last year.  Personnel costs for the corporate head office of the Company were $127,206 compared to $120,723 in the same period last year, an increase of $6,483 or 5%.  For the six months ended February 28, 2011, personnel costs were $260,392 compared to 253,118 for the same period last year.  Personnel costs for KGIC were $ 553,730 in the quarter ended February 28, 2011. For the six months ended February 28, 2011, personnel costs were $1,094,589.  Total amount also included various Severance payouts resulting from the consolidation of Sprott-Shaw and KGIC operations in Canada.

Overall, general and administrative expenses for the quarter ended February 28, 2011 was $9,105,279 (which represented 70% of the total revenues) compared to $6,605,115 (which represented 61% of the total revenues) for the quarter ended February 28, 2010.

Stock-based Compensation

Stock-based compensation totaled $3,205 for the three months ended February 28, 2011, and $70,164 for the three months ended February 28, 2010, a 95% decrease.  Stock-based compensation is a result of the compensation expense in connection with the stock option grants during Fiscal 2009 to the current period being recognized and recorded in the current fiscal period.  The stock-based compensation expense from the stock option grants in Fiscal 2009 to the current period  are being recognized on a straight-line basis over the vesting period (ranging from 18 months to 48 months) of the underlying options.  Stock-based compensation represents the estimated fair value of stock options granted and is a non-cash expense.  The decrease in stock-based compensation is due to a large number of options reaching the end of their vesting period and a reduction of the number of stock options issued over the two years prior to February 28, 2011.

Foreign Exchange Gain and Loss

The majority of the foreign exchange loss of $13,971 in the quarter ended February 28, 2011 stems from the foreign currency translation of CIBT’s integrated foreign operations in China.  In the prior comparative quarter, the Canadian dollar was appreciating against the Chinese RMB and the foreign currency translation of CIBT’s integrated foreign operations in China resulted in a foreign exchange loss of $14,813 for the three month period ended February 28, 2010.  Since August 31, 2010, the Canadian dollar has been appreciating against the Chinese RMB and the foreign currency translation of CIBT’s integrated foreign operations in China resulted in a foreign exchange loss for the three month period ended February 28, 2011.

CIBT’s integrated foreign operations in China, which are denominated in Chinese RMB, are translated using the temporal method of foreign currency translation whereby foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through internal cash flow, debenture financing, and equity financing in the form of private placements, warrant exercises, and option exercises.

As of February 28, 2011 the Company had a consolidated cash balance was $7,234,987 compared to $11,194,850 of the same period last year.  The decreased cash as of February 28, 2011 is mainly caused by payments to educational partners, considerations for the achieved earn-out milestone to former SSDC owners, and the earning of deferred revenue during the period, which reflects the normal business operating cycle of the Company’s educational business.  The acquisition of KGIC by cash and increased accounts receivable also contributed to additional cash usage.  The Company had a working capital deficit of $3,470,435 as at February 28, 2011 compared to a working capital deficit of $2,472,062 as at November 30, 2010, which is expected for the second quarter based on the Company’s operating cycle.

The following table details the Company’s contractual obligations as at February 28, 2011.

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years

Accounts payable and accrued liabilities	$3,840,391	$3,840,391

Income taxes payable	$486,186	$486,186

Long-term debt	$2,539,859	$2,503,135	$36,724	-	-

Capital lease obligations	$370,015	$47,083	$183,224	$139,708	-

Operating leases	$10,709,263	$3,702,658	$4,943,317	$2,063,288	-

Total contractual obligations	$17,945,714	$10,579,453	$5,163,265	$2,202,996	-

CAPITAL OUTFLOW RESTRICTIONS IN CHINA

Capital control exists in the People’s Republic of China.  China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports.  At present, a company can repatriate up to 90 percent of profits from their China-based operations.  A portion (at least 10 percent for Wholly Owned Foreign Entities), must be placed in a reserve account.  This reserve is capped at 50 percent of a company’s registered capital.  To distribute the remainder, a company must obtain a board resolution authorizing distribution and file an application with China’s State Administration of Taxation (“SAT”) that includes an annual audit, tax receipts and other documents as required.  SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange Chinese RMB into the desired currency for remission of funds.

TRANSACTIONS WITH RELATED PARTIES

As at February 28, 2011, a balance of $79,695 (August 31, 2010 – $118,303) was owing to certain officers, employees, directors, and private companies controlled by officers and directors of the Company.  The $79,695 balance is comprised of $18,555 due to officers of the Company and $61,120 due to the President of IRIX.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the six months ended February 28, 2011, the Company and its subsidiaries incurred $693,000 (2010 – $576,607) for management fees and salaries paid to certain directors and officers employed by the Company and its subsidiaries.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s financial statements are prepared in accordance with Canadian GAAP, and the Company’s significant accounting policies are disclosed in Note 2 of the audited consolidated annual financial statements for the twelve months ended August 31, 2010.  The following accounting policies are of particular importance in the presentation of the Company’s financial position, results of operations and cash flows, and which require the application of significant judgment and estimates by management.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured.

CIBT, SSDC, and KGIC recognize tuition fee revenue on a straight-line basis over the terms of contracts when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured.  When tuition fees are collected from students at the start of each course and program, the tuition fees, net of related discounts and estimated direct costs, are recorded as deferred revenue and recognized as revenues earned on a straight-line basis during the period of actual course and program delivery.  If a student withdraws from a course or program, the deferred revenue will be adjusted in accordance with the Company’s withdrawal and refund policy.  Deferred revenue represents revenue yet to be earned by the Company until the Company has fulfilled its obligations for delivery of the courses and programs, and recoverability or collectability of the amount is estimated to be reasonably assured.

IRIX recognizes revenue for service provided on a completed contract basis whereby contract revenues billed and contract expenses incurred are deferred until the contract is estimated to be substantially completed, delivery to the customer has occurred, and there is reasonable assurance of collection of the amounts billed.  If it is estimated that losses are expected on contracts before the substantial completion of the contracts then a full provision is made for the estimated losses.

Intangible assets

The Company’s indefinite life and finite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.  The acquisition date fair value of the intangible assets, both indefinite life and finite life, were determined based on valuation methodology which included management’s estimate of projected cash flows for the Company.

Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts are not subject to amortization and are tested for impairment annually or when indicated by changes in events or circumstances.  An impairment of an indefinite life intangible asset is recorded when, and to the extent that, the carrying value of an indefinite life intangible asset exceeds the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets being determined pursuant to generally accepted valuation methodologies.

Finite life intangible assets, which include curriculum access contracts, acquired internally developed curriculum, and foreign university cooperating agreements are amortized over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives.  Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair value estimates.  Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value.  When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired.  Any impairment of goodwill is expensed in the period of impairment.

Foreign currency translation

The CIBT subsidiaries in China maintain their accounting records in Chinese RMB.  The functional currency of the parent company and other entities in Canada is Canadian dollars and the Company’s reporting currency is Canadian dollars.  Management has determined that certain CIBT subsidiaries in China are considered to be integrated foreign operations, and accordingly the Company’s integrated foreign operations are translated using the temporal method.  Management has also determined that certain CIBT subsidiaries in China are considered to be self-sustaining foreign operations, and accordingly the Company’s self-sustaining foreign operations are translated using the current rate method.  Management continually evaluates whether any events or circumstances have caused there to be a change in the classification of the CIBT subsidiaries between integrated foreign operations or self-sustaining foreign operations.

Stock-based compensation

The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan.  The Company expenses the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the requisite service period.  Fair values have been determined using the Black-Scholes option pricing model which utilized management’s estimate of the following weighted average assumptions: the expected life of the stock options; the risk-free interest rate; the expected dividend yield; and the expected volatility of the Company’s stock.  The estimated fair value of the options granted to employees, officers and directors are recorded as compensation expense on a straight-line basis over the vesting period of the underlying options.

Income taxes

The Company follows the liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws in effect when the differences are expected to reverse.  In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions.  Significant estimates are required in determining the provision for income taxes, including but are not limited to, accruals for tax contingencies and valuation allowances for future income tax assets and liabilities.  Some of these estimates are based on interpretations of existing tax laws or regulations.  The Company’s effective tax rate may change from period to period based on the mix of income among the different foreign jurisdictions in which the Company operates, changes in tax laws in the foreign jurisdictions, and changes in the amount of valuation allowance recorded.

FUTURE ACCOUNTING STANDARDS

(a)	Recent Accounting Pronouncements

In December 2008, the CICA issued three new accounting standards:

(1)	Handbook Section 1582 “Business Combinations”
(2)	Handbook Section 1601 “Consolidated Financial Statements”
(3)	Handbook Section 1602 “Non-Controlling interest”

These three new accounting standards replaced Section 1581 “Business Combinations” and Section 1600 “Consolidated Financial Statements”.  CICA Handbook Section 1582 provides the Canadian equivalent to IFRS 3 – “Business Combinations” and CICA Handbook Sections 1601 and 1602 provide the Canadian equivalent to IAS 27 – “Consolidated and Separate Financial Statements”. CICA Handbook Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination.

The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602.  Section 1602 establishes standards for accounting for a non-controlling interest and will require the non-controlling interest to be presented as part of shareholders’’ equity on the balance sheet.  In addition the net earning will include 100% of the subsidiary’s results and will be allocated between the controlling interest and the non-controlling interest.  These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company is in the process of evaluating the impact these standards will have on the Company’s financial position and results of operations upon adoption.

In December 2009, the CICA issued Emerging Issues Committee Abstract (“EIC”) 175 “Multiple Deliverable Revenue Arrangements”, replacing EIC 142 “Revenue Arrangements with Multiple Deliverables”.  This abstract was amended to: (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with ASC 985-605 (formerly Financial Accounting Standards Board Statement of Position 97-2) “Software Revenue Recognition”, as amended by Accounting Standards Update 2009-14; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.  The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  The Company is in the process of evaluating the impact this standard will have on the Company’s financial position and results of operations upon adoption.

(b)	International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter ending November 30, 2011, with restatement of comparative information presented.  The Company has begun assessing the adoption of IFRS for 2011, and has created the following timeline leading to a fiscal 2012 implementation:

	Key Actions	Deliverable and Progress
Phase 1 – Scope and Plan	- Identification of leadership team/expert resources - Completion of scoping study - Identification of significant accounting policy choices	- IFRS Scoping study highlighting areas of low/medium and high impact to be completed by April 15, 2011
Phase 2 – Design and Build
- Selection of accounting policies (including elective exemptions under IFRS1)
- Delivery of technical training within the entity
- Identification of all relevant GAAP-dependent covenants, contracts and compensation arrangements, and evaluation of the impact from IFRS conversion on such arrangements
- Amendment to and/or development of accounting policies and procedures as well as design of internal controls in light of IFRS conversion
- Amendment to and/or development of IFRS 1 elections and position papers for high and medium impact areas to be completed by July 15, 2011
Phase 3 – Implement and Review
- Quantification of IFRS adoption impact
- Review and sign off of accounting policy choices by management and the Audit Committee
- Amendment to covenants, contracts, and compensation arrangements that are impacted by IFRS conversion
- Draft IFRS FS & Audited IFRS Opening Balance Sheet to be completed by December 15, 2011 - First IFRS regulatory filing – November 30, 2011 (Q1 2012 FS)

FINANCIAL INSTRUMENTS

In accordance with current accounting standards, the Company initially measures all of its financial assets and financial liabilities at fair value and classifies them into categories with ongoing measurement as follows:

●	Held-to-maturity investments measured at amortized cost using effective interest method;
●	Available-for-sale assets measured at fair value;
●	Assets and liabilities held-for-trading measured at fair value;
●	Loans and receivables measured at amortized cost using effective interest method; and
●	Other financial liabilities measured at amortized cost using effective interest method.

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments.  The fair value of the Company’s financial instruments included in current assets and liabilities, which include cash and cash equivalents, accounts receivable and accounts payable were estimated to approximate their carrying values due to the immediate or short-term maturity and normal trade terms of these instruments.  The fair value of the Company’s marketable securities is based on quoted prices in an active market.  The fair value of the long term debt approximates the book value since the interest rate is based on a floating rate.  It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

Exchange rate risk

The Company operates in Canada and China, and through its subsidiaries in China the Company generates revenues in Chinese RMB and incurs operating costs which are payable in Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates.  A strengthening of 5% of the Canadian dollar against the Chinese RMB would result in an approximate decrease in net income of $166,000 and a weakening of 5% of the Canadian dollar against the Chinese RMB would be an equal and opposite impact on net income.

Credit risk

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  Accounts receivable as at February 28, 2011 is reported net of allowance for bad debts of $837,381 (August 31, 2010 – $451,691).  The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term installment loan.  A one point increase in the prime rate of interest would add approximately $30,000 of interest cost per annum to the demand term installment loan.

Liquidity risk

The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility to ensure financial resources are available.  Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements engaged by the Company or any of its subsidiaries.

DISCLOSURE CONTROLS AND PROCEDURES & INTERNAL CONTROLS OVER FINANCIAL REPORTING

(a)	Evaluation of Disclosure Controls and Procedures

The Company carried out, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on their evaluation, the Company’s Chief Executive Officer and its Chief Financial Officer concluded that, as of February 28, 2011, and the date of this Management’s Discussion & Analysis, that the disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company and its subsidiaries are made known to them by others within the Company, and that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under Canadian securities laws are recorded, processed, summarized and reported in a timely manner.

(b)	Report of Management on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of February 28, 2011, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will occur and not be detected by management before the financial statements are published.  Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control.  The design of any system of controls also is based on part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

 In its assessment of the effectiveness in internal control over financial reporting as of February 28, 2011, the Company determined that there were control deficiencies that constituted a material weakness, as described below.

●
In the process of documenting and improving our controls over financial reporting in the last two years, management has identified certain material weaknesses that existed in the design or operation of the Company’s internal control over financial reporting including ineffective control over the financing reporting of purchase price allocations on business combinations; insufficient staffing in accounting and finance in business segments; and ineffective controls related to expenditure accruals. Management has created and implemented new controls and procedures to remediate these weaknesses.

●
All new controls and procedures need to be tested in accordance with COSO standards. The Company has been testing the controls since the beginning of the current fiscal year.  However due to time and staff constraints, the Company has not completed the testing of controls over financial reporting in accordance with COSO standards.  Therefore management is unable to conclude that the Company’s controls over financial reporting are effective.

Due to these material weaknesses, management concluded that our internal control over financial reporting was not effective as of February 28, 2011.

(c)	Remediation Plan for Material Weakness in Internal Control over Financial Reporting

The Company is in the process of developing and implementing a remediation plan to address the material weakness as described above.  The Company has taken the following actions to improve internal controls over financial reporting:

●
During the remaining period through the year ending August 31, 2011, we will enhance our risk assessment, internal control design and documentation and develop a plan for testing in accordance with COSO standards; and

●	Develop and implement other procedures in the internal control function.

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the three month period ended February 28, 2011.  As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the unaudited interim consolidated financial statements for the three months ended February 28, 2011 fairly present in all material respects and financial position and results of operations for the Company in conformity with generally accepted accounting principles.

There were no changes in the Company’s internal controls over financial reporting during the three month period ended February 28, 2011 that have materially affected, or are reasonably likely to affect, the Company’s internal controls over financial reporting.

(d)	Conclusion of the Purchase Price Allocation for the KGIC Acquisition

The Company completed the acquisition of KGIC on March 15, 2010.  Subsequent to the acquisition, there was some uncertainty with respect to the final purchase price allocation.  The Company lacks the expertise to conduct a fair value assessment and to provide an opinion on the fair value of the KGIC assets that were acquired.  To remediate this deficiency, the Company engaged a third party valuator to assist in determining the fair value of the net assets acquired and the corresponding purchase price allocation for the KGIC net asset acquisition.  To mitigate deficiencies in the Company’s controls in determining the purchase price allocation, management worked closely with the third party valuator.  A final report from the third party valuator was received on November 10, 2010 and the purchase price allocation was finalized in November 2010.

CIBT EDUCATION GROUP INC.
SCHEDULE OF SHARE CAPITAL
AS AT APRIL 12, 2011

Authorized share capital consists of 150,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at August 31, 2008 and 2009	64,109,297	44,350,606

- for private placement at $0.70 per share	4,726,714	3,308,700
- fees and commissions for private placement	-	(206,270)
- fair value of agent’s warrants for private placement	-	(63,000)
- for cash by exercise of options at $0.50 per share	390,000	195,000
- contributed surplus reallocated on exercise of stock options	-	124,800

Balance at August 31, 2010, February 28, 2011, and April 12, 2011	69,226,011	$47,709,836

Escrow shares

No escrow shares were issued and outstanding as at April 12, 2011.

Stock options

Details of options outstanding as at April 12, 2011 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

200,000	$0.51	January 21, 2012	0.81 years
1,350,000	$1.53	June 21, 2012	1.23 years
70,000	$0.80	May 2, 2013	2.09 years
50,000	$0.60	August 8, 2013	2.36 years
100,000	$0.54	October 13, 2013	2.54 years
1,265,000	$0.42	March 1, 2016	4.92 years

3,035,000	$0.94 Average Price

Share purchase warrants

The Company has no share purchase warrants outstanding at April 12, 2011.